mPhase Technologies Inc.

587 Connecticut Avenue

Norwalk, CT. 06854

Accounting Group - Interpretations
Office of the Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 7561
Washington, D.C. 20549-7561  E-mail oca@sec.gov

Office of Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 5546
Washington, D.C. 20549-5546   E-mail dcaoletters@sec.gov

RE: mPhase Technologies, Inc.
Form 10K for the FYE June 30, 2008 and pending Form 10-K for the FYE June 30, 2009
- to be filed

Filed Sept 30, 2008; File # 000 30202

Dear Sirs –

We seek guidance in implementing and reporting a proposed change in the method of calculating the estimated value of certain convertible long term debt and the accounting policies associated with the accounting for long term Convertible debt.

PROPOSED ACCOUNTING CHANGES for LONG TERM CONVERTIBLE DEBT

Previously the Company has discussed our choice of accounting and the extensive disclosure included in our filing regarding on term convertible debt which has been, in our opinion, the most informative and fairest presentation to the stockholders based upon the information and authoritative literature available; that were accounted for as derivative instruments pursuant to FASB 133 and EITF -0019. Presently we have discussed this issue with the Commission’s staff at the Division of Corporation Finance in connection with their periodic review of our financial statements.

ISSUES

The estimated value of the derivative liability was computed by first calculating the commitment date value using the conversion terms times the Black Sholes value of the shares issuable verses the conversion terms remeasured on corresponding balance sheet (typically quarterly) measurement dates.

This was consistent with what we noted as the practice of other registrants when we initially reviewed the appropriate accounting treatment for the conversion features embedded in these debt agreements, as well as consistent with guidance our auditors had received from comment letters of other registrants received from staff of the SEC.

This method has been considered to be an "error" by the Division of Corporation Finance as we understand their position to be since the terms of our convertible derivative liability have a "constant" discount percent on otherwise variable conversion features the only appropriate estimated value should be based upon a discount expense. While we do not disagree that this could be a preferable method of estimation, we believe our basis in the original method of estimation was founded in acceptable practices utilized by the majority of registrants reporting this style of convertible liability. This is relevant in that at the time the company applied the original method of estimation the volatility of the Company’s stock, it’s changing price and volume levels were all relevant factors in when the conversion features would cause an exercise of the conversion rights and to suggest that the discount method, in hindsight, was the only appropriate method at the time we implemented our policy of accounting for derivative liability and is arbitrary at best.

As such the Company believes the change in the method of estimation we are currently undertaking is a change in an accounting estimate which intrinsically linked to the accounting principal that corresponds with the estimate and as such the implementation of the reporting for such change would fall under paragraphs 19 - 21 of FAS154. To summarize FAS154 permits the change in an estimate to be coupled with a change in accounting principal where the estimate is inseparable from the accounting principle being estimated and the accounting principle (and the inseparable estimate) being adopted is considered preferable. To this extent we believe it is relevant to consider that it is the Company's position that the estimate of the value of the derivative liability is inseparable from an accounting policy that requires periodic valuation of this underlying balance sheet value.

Notwithstanding, based on the guidance in issue 08-4 we are aware that issue 00-27 nullified prior guidance in issue 98-5 and conforming changes made resultant to 00-27 and FASB 150 which is effective for financial statements issued for Fiscal years ending after December 15, 2008. As such the implementation of such change is considered by the Company to be an adoption of the new Accounting Policies for Long Term Convertible Debt and we believe a filing of form 8k under item 4.02 would be inappropriate.

PROPOSED RESOLUTION

In the Company’s case the Fiscal Year Ended June 30, 2009 would be the appropriate period to implement the accounting treatment enumerated in issue 08-4 and retrospectively applying the conforming changes will effect the reporting of the Fiscal Year ended June 30, 2008. This would be all inclusive of such transactions as the Company fist entered into such agreements in the quarter ended December 31, 2007; the second quarter of our June 30, 2008 fiscal year.

The Company would consider filing a Form 8k under Item 8.01 which would provide an illustration of the effect of the change on the financial statements for the Year ended June 30, 2008 and the Nine Months Ended March 31, 2009.

In summation we request that you consider this change as a change in an accounting policy (including an inseparable estimate) to a preferable policy that should be reported retrospectively as enumerated in FAS154.

Please note we have drafted a form 8-K illustrating the application of the new treatment for FYE June 30, 2008 and the nine months ended March 31, 2009 under section 8.01. Please also note we have been advised by the Division of Corporate Finance that they believe we should file an 8K under section 4.02 for a correction of an error, which we believe to be inappropriate under these specific circumstances.

Should you have any questions or comments concerning the enclosed, please contact the undersigned by telephone 203.832.2242 or Edward Suozzo at 917.324.0354.

We appreciate your prompt attention in this matter.

Yours truly,

/s/ Martin Smiley
Martin Smiley, EVP, CFO & General Counsel